UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Side Letter to Third Forbearance Agreement with Helena Special Opportunities LLC and Scieniti LLC

As disclosed in a filing on Form 6-K filed by DigiAsia Corp. (the “Company”) on June 26, 2024, the Company previously entered into a Securities Purchase Agreement, dated as of June 17, 2024 (the “Securities Purchase Agreement”), with Helena Special Opportunities LLC (“Helena”) and Scieniti LLC (“Scieniti” collectively with Helena, the “Investors”), pursuant to which the Company (i) issued to Helena a Class A Convertible Promissory Note, dated June 28, 2024 (the “Class A Note”), in the original principal amount of $3,636,500.00, (ii) issued to Scieniti a Class B Convertible Promissory Note, dated June 28, 2024 (the “Class B Note” collectively with the Class A Note, the “Notes”), in the original principal amount of $5,227,028.24, and (iii) issued to Helena a warrant to purchase ordinary shares of the Company dated June 28, 2024.

As disclosed in a filing on Form 6-K filed by the Company on November 4, 2024, the Company entered into that certain forbearance agreement, dated as of October 29, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “First Forbearance Agreement”) with Helena and Scieniti.

As disclosed in a filing on Form 6-K by the Company on January 24, 2025, the Company entered into that certain second forbearance agreement, dated January 21, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Second Forbearance Agreement”) with Helena and Scieniti.

As disclosed in a filing on Form 6-K by the Company on April 16, 2025, the Company entered into that certain third forbearance agreement, dated April 15, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Third Forbearance Agreement”) with Helena and Scieniti.

On May 5, 2025, the Company entered into the Side Letter to the Third Forbearance Agreement (the “Side Letter”) with Helena pursuant to which the parties agreed to amend and supplement certain terms of the Third Forbearance Agreement. Pursuant to the Third Forbearance Agreement, the Company originally agreed to issue 5,000,000 ordinary shares to each of the Investors on or before April 15, 2025 (the “Delivery Date”). As of the Delivery Date, of the 5,000,000 ordinary shares owed to Helena and Scieniti, the Investors only received 4,609,362 ordinary shares. In order to satisfy its obligations owed under the Third Forbearance Agreement, the Company and Helena entered into the Side Letter and agreed to the following terms (i) since only 4,609,365 ordinary shares were delivered to the Investors, the portion of the ordinary shares to be applied toward the repayment of the Notes will be reduced on a pro rata basis such that (a) the proceeds from the sale of only 2,000,000 ordinary shares shall be allocated toward the note paydown in accordance with the Third Forbearance Agreement, and (b) the remaining 2,609,365 ordinary shares, together with any proceeds from the sale thereof, shall be retained by the Investors with no obligation to apply the proceeds from the sale of such shares to the note paydown, and (ii) the interest in the amount of $88,503.27 accrued under the Notes as of the Delivery Date shall be satisfied on the date thereof.

The foregoing description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter, a copy of which is filed as Exhibit 10.1 and incorporated by reference herein.

Exhibits No.	Description
10.1	Side Letter to the Third Forbearance Agreement, dated May 5, 2025, by and among DigiAsia Corp. and Helena.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp.
(Registrant)

Date: May 9, 2025	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Chief Executive Officer